Exhibit 99.1

Driven Deliveries 2019 Shareholder Letter

Dear Shareholders,

This year has been a time of significant growth and development at Driven Deliveries, Inc. We established a strong foundation to support both near-term growth and long-term sustainability. We strategically implemented key revenue drivers, which we believe will allow us to significantly change the financial standing of the company throughout the next fiscal year. We also expanded our market share and brand recognition amongst some of the largest cannabis sectors in the U.S. As a result, these successes have positioned us to become one of the fastest growing publicly traded cannabis companies in the nation.

During the year we made significant strides in promoting our mission to provide online sales technology, marketing services and direct-to-home delivery solutions to the growing U.S. legal recreational cannabis markets.

While the timing of our Q1 and Q2 2019 filings were delayed as a result of constraints in finance and auditing functions that were related to the two acquisitions we completed in June and July: Ganjarunner & Mountain High Recreation, we still achieved a significant milestone of revenue generation with a single week of earnings showing up on the financial results.

Investors should pay close attention to the accompanying proforma, which more accurately reflects the performance and trajectory of our business, showing a
12-month revenue projection that exceeds $10 million. Moreover, the addition of the online sales offering now firmly puts Driven in a position to participate in the retail margins that the industry often dictates at greater than 60%.

Beyond the financial performance, our integration and investment efforts have led to enormous growth in many of the operational aspects of the business and as such, have:

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Performed more than 120 deliveries/day.
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Added more than 3,000 new customers to the platform.

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Introduced the “fulfilled by Ganjarunner Marketplace” and added 13 contributing brands.
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Launched the marketing services team to help brands with the transition to digital marketing.
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Awarded the exclusive contract to provide online cannabis sales and in-room delivery to the Kimpton Hotels, starting with The Everly in Hollywood, CA.
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Partnered with music icon and cannabis advocate B-Real from the hip hop group Cypress Hill to produce a California-wide offering under the Dr. Greenthumb’s banner.
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Developed and released the nation’s first cannabis information and everyday savings hub to consumers, WeedWaves, which provides members savings at more than 300,000 merchants across the country, such as restaurants, hospitality, entertainment and more. It also provides education and news on the industry’s hottest topics, products and brands in a near real-time basis. The membership is accessible through the free mobile app now available on Google Play and will be available on the Apple AppStore in early Q4.
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Raised more than $3.2M in private placement funding, which was largely used to fulfil cash commitments associated with the two acquisitions, marketing/advertising and technology buildout to support growth.

As we look at the momentum already for the rest of 2019, we are beyond optimistic of the value generation created by integrating our brand ecommerce partners into the now single operations and delivery network, which offers consumers both intraday (90-minute) and scheduled delivery options (2-hour windows) to more than 92% of California.

We are excited to continue execution against the vision and provide significant value creation for the industry, the company and our shareholders.

Christian L Schenk Chief Executive Officer Driven Deliveries Inc.